Exhibit 4.33

Agreement on the Transfer of 49% Interest in

Shenzhen VisionChina New Culture Media Co., Ltd.

Between

Shenzhen Ledman Optoelectronic Co., Ltd.

and

VisionChina Media Group Co., Ltd.

Dated: August 2016

THIS AGREEMENT ON THE TRANSFER OF 49% INTEREST IN SHENZHEN VISION CHINA NEW CULTURE MEDIA CO., LTD (this “Agreement”), dated August 19, 2016, is made in Shenzhen by and between:

Party A (transferee): Shenzhen Ledman Optoelectronic Co., Ltd.

Registered Address: Block No. 8, Area No. 2, Baiwangxin Industrial Park, Songbai Road, Nanshan District, Shenzhen

Legal Representative: Li Mantie

Party B (transferor): VisionChina Media Group Co., Ltd.

Registered Address: 1/F Champs Elysees 7# Nongyuan Road, Futian District, Shenzhen

Legal Representative: Li Limin

(each a “Party”, collectively the “Parties”)

WHEREAS:

1. Party A is a lawfully incorporated limited joint stock company with its registered address in Shenzhen, Guangdong Province and has a registered capital of RMB 349,787,153; its legal representative is Li Mantie; Party A is listed on the Growth Enterprises Board of Shenzhen Stock Exchange under the stock code of 300162 ;

2. VisionChina Media Group Co., Ltd. is a lawfully incorporated limited liability company with its registered address at 1/F Champs Elysees 7# Nongyuan Road, Futian District, Shenzhen and has a registered capital of RMB 100 million; its legal representative is Li Limin;

3. Shenzhen VisionChina New Culture Media Co., Ltd. (“New Culture”, “SubjectCo” or “TargetCo” ) is a duly incorporated and validly existing limited liability company under the laws of the PRC (incorporated on September 3, 2007) and possesses as of the date hereof an Enterprise Legal Person Business License issued by Shenzhen Market Supervision Administrative Bureau with the registration number of 440301102831491 (its Uniform Social Creditworthiness Code being 91440300667082411H) and a registered capital of RMB 40.5 million, with its registered address at Suite 202C, Champs Elysees 6# Nongyuan Road, Futian District, Shenzhen and at Suite 803, F/8, Futian Sports Park Cultural Sport Industry Headquarters Building, 3030 Fuqiang Road, Futian Distrct, Shenzhen ( its legal representative being Wang Jun); its business scope is “ development, procurement and selling, engineering installation and technical consulting pertaining to TV equipment, digital equipment, wireless equipment and relevant technologies; TV programs planning and agency services; cultural information consulting and commercial information consulting (exclusive of restricted items); computer software development; conduct of advertising operations (advertising operations the conduct of which shall be subject to approval and registration under laws and regulations may be carried out only upon separate handling of approval and registration procedures)” and its main business consists in metro TV media advertising; Party B owns a 90% interest in New Culture.

4. Party B wishes to transfer to Party A, and Party A wishes to accept the transfer of, a 49% interest owned by Party B in New Culture.

NOW, THEREFORE, upon friendly discussions, pursuant to the principle of fairness and reasonableness, the Parties hereby agree as follows in relation to the equity interest transfer hereunder:

Article 1 Interpretation

Unless otherwise provided herein, for the purposes of this Agreement, the following terms shall have the following meanings:

“Agreement” or this “Agreement”	means the Agreement on the Transfer of 49% Interest in Shenzhen VisionChina New Culture Media Co., Ltd.

“Parties”	means Party A and Party B

“Party A” or “Ledman”	means Shenzhen Ledman Optoelectronic Co., Ltd.

“Party B”	means VisionChina Media Group Co., Ltd.

“New Culture”, “SubjectCo”, “TargetCo”	means Shenzhen VisionChina New Culture Media Co., Ltd.

this “Transaction”	means the transfer by Party B of its 49% interest in New Culture to Party A

“Subject Equity” or “Subject Asset”	means the 49% interest as is currently lawfully owned by Party B in New Culture

“Effective Date”	means the date of effectiveness of this Agreement

“Transaction Base Date”	means the base date for the audit and appraisal of the Subject Asset, being December 31, 2015

“Closing”	means the completion by Party B pursuant to this Agreement of the changes registration procedures with the industry and commerce authority with respect to the registration of Party A as the owner of the 49% interest in SubjectCo and related matters

“Closing Date”	means the date Party B completes the Closing with respect to the Subject Equity in favor of Party A whereupon all rights, obligations and risks in the Subject Equity shall pass from Party B to Party A

“Service” or “Giving”	means the giving by a Party hereto of a written document to the other Party through any means of service agreed hereunder

“Interim Period”	means the period from the date hereto to the date the transferee hereunder completes the payment of the equity transfer price pursuant to the deadline agreed herein

“Net Profits”	means the consolidated net profits (net of non-recurring gains and losses) attributable to the parent company (as owner) as have been audited by an accounting firm acceptable to the Parties having the securities business qualifications

“Net Assets”	means the consolidated net assets as have been audited by an accounting firm acceptable to the Parties having the securities business qualifications

“Encumbrance”	means any security interest, pledge, mortgage, lien (including without limitation tax lien, cancellation rights and subrogation rights), lease, license, indebtedness, right of first refusal, restrictive covenant, condition or restrictions of any kind, including without limitation any restriction on use, voting, transfer, profit or any other exercise of any ownership rights

“Material Adverse Effect”	means any circumstance, change or effect pertaining to the business of the company or to the company (including its controlled subsidiaries) that, individually or in the aggregate with any other circumstances, changes or effects to which the company is subject to: (a) results in SubjectCo suspending its operations or incurring serious losses, or (b) has or is likely to have a material adverse effect on the SubjectCo, or on the ways in which it currently conducts or carries out its business, or on the qualifications with which it currently carries out its business, resulting in SubjectCo suspending its operations or incurring serious losses

“Covenanted Net Profits” and “Actual Net Profits”	means in each case the net profits attributable to the parent company (as owner) net of non-recurring gains and losses

“Performance Covenant Period”	means a three year period from the consummation of the Transaction hereunder, including the year of such consummation; if the Transaction is consummated in 2016, the Performance Covenant Period shall consist of the years of 2016, 2017 and 2018

“Appraisal Base Date”	means the appraisal base date for the Subject asset of the Transaction, being December 31, 2015

“Asset Appraisal Report”	means the appraisal report to be issued by an appraiser

“SSE”	means Shenzhen Stock Exchange

“Yuan”	means the currency unit Yuan of Renminbi

Article 2. Premises of Transaction

The Parties agree that Party A’s obligation to pay the equity transfer price hereunder shall be premised on the satisfaction of each of the following conditions:

2.1 The Parties have agreed upon and formally executed this Agreement;

2.2 The Transaction has obtained all relevant consents and approvals from government authorities (if required at all), internal bodies of SubjectCo and other third parties, including without limitation the resolutions by the board of directors and shareholders’ meeting of the SubjectCo approving the equity transfer hereunder and the aforesaid amended articles of association or amendments thereto;

2.3 During the Interim Period, the business or financial conditions or other aspects of SubjectCo have not suffered any Material Adverse Effect;

2.4 During the Interim Period, other than mortgages or other forms of Encumbrances created in connection with the applications with banks and other financial institutions for loans required for production and operation needs, SubjectCo has not created or permitted the creation of any Encumbrance on any asset or property; SubjectCo has not in any manner whatsoever disposed of, either directly or indirectly, its main assets, nor has it incurred or assumed any material indebtedness (other than disposals or indebtedness during the normal course of business).

Article 3 Subject Equity

3.1 It is agreed by the Parties that Party A shall be assigned Party B’s 49% interest in SubjectCo for a consideration of RMB 382.20 million.

3.2. It is agreed by the Parties that the transferee hereunder shall in accordance with the terms below, pay, in cash, the equity transfer price provided in Article 4 hereof into Party B’s designated account below:

Account Name: VisionChina Media Group Co., Ltd

Bank Account No.: 4420 1508 0000 5252 3285

Opening Bank: China Construction Bank Shenzhen Shangbu Sub-branch

3.3 It is agreed by the Parties that once Party A has paid the full amount of the equity transfer price in accordance with this Agreement, Party A shall have fulfilled its payment obligation hereunder as the equity transferee.

3.4 Upon becoming a shareholder of the Company, the equity transferee hereunder shall enjoy all of the shareholder rights and assume all of corresponding shareholder obligations pursuant to laws, this Agreement and the provisions of the articles of association of the Company. The capital reserves, surplus reserves and undistributed profits of the Company shall be shared between the equity transferee and Party B in proportion to their respective shareholding percentages determined in accordance with Article 3.1 hereof.

Article 4 Transaction Price and Payment

4.1 Pursuant to the Appraisal Report (Jingdu Zhongxin Ping Bao Zi (2016) No. 0026) issued by Beijing Jingdu Zhongxin Asset Appraisal Co., Ltd., based on both the asset-based approach and the income approach, the appraised value of the 100% equity interest of SubjectCo shall be RMB 780.8242 million as of the Appraisal Base Date (December 31, 2015). Upon discussions it is agreed by the Parties that the finally determined value of the 100% equity interest of SubjectCo shall be RMB 780 million. On the basis of such final value, the price of the 49% interest of SubjectCo shall be RMB 382.20 million.

4.2 Payment Method of the Transaction:

4.2.1 The price under the Transaction shall be paid by Party A in cash. In light of the transaction price determined in Article 4.1, the equity transfer price shall be paid in two installments. The first installment of the equity transfer price shall be in the amount of RMB 321.20 million and shall be paid by Party A to Party B upon execution and effectiveness of this Agreement; the second installment of the equity transfer price shall be in the amount of RMB 61 million and shall be paid by Party A to Party B within 10 business days (excluding the time required for the block trade referenced in Article 4.2.2 ) from execution and effectiveness of this Agreement.

4.2.2 Party B shall within 5 trading days from payment by Party A of the aforesaid first installment of the consideration, apply the full amount of the RMB 321.20 million equity transfer price received by it towards purchasing, by way of a negotiated block trade, the shares directly and indirectly held in Party A by the company’s controlling shareholder and de facto controller Li Mantie.

4.2.3 Party A’s de facto controller Li Mantie shall then apply the proceeds (net of relevant expenses) from the selling to Party B by way of a block trade of its directly and indirectly-held Party A shares under the foregoing provision towards providing an interest-free loan to Party A.

4.2.4 The Party A shares purchased by Party B hereunder shall not be assigned as from the date such shares are transferred to and registered in the name of Party B; Party B shall apply to China Securities Deposit & Clearing & Co., Ltd. to handle the sale restriction registration procedures with respect of such shares within 1 business day from such shares being transferred to and registered in the name of Party B, and shall provide relevant share sale restriction registration certificate to the company within 5 business days from such shares being transferred to and registered in the name of Party B. Transfer restrictions on the foregoing company shares purchased by the Transferor shall be removed in accordance with the following terms if the following conditions are satisfied by such shares:

4.2.4.1 The Party A shares acquired by Party B under this Transaction shall not be assigned during the period from the date of the transfer and registration of such shares in the name of Party B to the date of fulfilment (i.e. by May 31, 2019) by Party B of the performance covenants obligations following the consummation of the Transaction hereunder. Additional shares received by Party B as a result of stock dividends or capitalization of reserves or similar action of the listed company shall also be subject to the aforesaid lock-up period.

4.2.4.2 Party B covenants and warrants that if SubjectCo has fulfilled its 2016 performance covenants, then Party B may pledge up to 25% of the Party A shares then owned by it to obtain financing; and that if SubjectCo has fulfilled its 2017 performance covenants, then Party B may pledge up to 50% of the Party A shares then owned by it to obtain financing. Except as provided in the preceding sentence, Party B may not dispose, in any manner whatsoever, of the Party A shares held by it during the Performance Covenant Period.

4.2.4.3 Party B covenants and warrants that its cumulative sell-downs within 12 months from the expiry of the covenanted sale restriction period shall not exceed 75% of the aggregate Party A shares then held by it.

4.3 Party B covenants that SubjectCo’s 2016, 2017 and 2018 net profits attributable to its parent company (net of non-recurring gains and losses) shall not be less than RMB 60 million, RMB 80 million and RMB 100 million, respectively. If, during the foregoing covenanted period, SubjectCo’s actual cumulative net profits as of the end of a then current period of time is lower than the cumulative covenanted net profits as of the end of such period of time, Party B shall be obligated to provide Party A with a corresponding sum of make-up payment and the specific methods and relevant matters in connection therewith shall be specified by the Parties under the Agreement on the Make-Up Payments for Forecasted Profits (inclusive of its supplementary and ancillary agreements), which agreement shall be an integral part of this Agreement and have the same force and effect as this Agreement.

Article 5 Arrangement on Carry-Over Profits

Upon consummation of the Closing of the Transaction, the carry-over undistributed profits of New Culture shall be shared by Party A and Party B in proportion to their respective equity interests in SubjectCo.

Article 6 Attribution of Interim Gains and Losses

The interim profits and gains accrued during the period from the Transaction Base Date to the Closing Date shall be enjoyed by Party A and Party B in proportion to their respective equity interests in SubjectCo; and the interim deficits and losses accrued during such period shall be borne by Party B by paying in cash, within 10 business days from the determination of the amount of the losses by an audit firm acceptable to Party A, a sum to SubjectCo to cover such losses.

Article 7 Personnel and Other Arrangements

7.1 Upon consummation of the Transaction, Party A shall dispatch to SubjectCo a resident financial head who shall take charge of the financial management work of SubjectCo; Party A may further appoint a deputy general manager to assist the general manager to manage SubjectCo.

7.2 Within five years from consummation of the Transaction, Party B shall ensure that the key management team and core backbone personnel (as more fully set out in the annex) will suffer no material change (a “material change” means a departure of half or more of such personnel; for the purposes of this Agreement, the following employment terminations are excluded: termination of the employment contract as a result of an employee’s breach of SubjectCo’s internal management rules or an employee’s failure to meet SubjectCo’s performance review requirements or other requirements; termination due to criminal prosecution; termination due to death or legally declared death; termination due to an employee being legally ruled a person without the capacity to act or a person with limited capacity to act; or termination of employment contracts due to an employee failing to maintain qualifications required by laws or by internal management rules of SubjectCo or due to other similar circumstances). The key management team and core backbone personnel shall be required to continue to work for SubjectCo for five years upon consummation of the Transaction. If half or more of the key management team and core backbone personnel have departed, and if Party B has not taken reasonable curative measures acceptable to Party A, then the breaching Party shall be obligated to pay liquidated damages equal to 10% of the price (i.e. RMB 780 million) of the 100% equity interest of SubjectCo, namely, liquidated damages in the amount of RMB 78 million.

For the purposes of this Agreement, the key management team and core backbone personnel of SubjectCo shall remain employed with SubjectCo for at least five years from the Closing Date and the length of their service with SubjectCo shall be calculated as from the date of execution of their employment contract with SubjectCo, provided that SubjectCo may maintain the continuity of the benefits (i.e. the compensation, annual leave and related benefits accorded the management team and core backbone personnel by Subjecto on the basis of length of service in accordance with internal management rules) ancillary to their length of service.

7.3 Upon consummation of the Transaction, Party B and its affiliates covenant and warrant that they will not engage in (including without limitation by way of investment, participation, control by contract or otherwise) any business same as or similar to that of SubjectCo which competes or is likely to compete with the metro TV advertising business of SubjectCo; nor shall the controlling shareholder or de facto controller of Party B engage in (including without limitation by way of investment, participation, control by contract, holding of a managerial position, or otherwise) any business same as or similar to that of SubjectCo which competes or is likely to compete with the metro TV advertising business of SubjectCo ( otherwise, a breaching party shall be obligated to pay liquidated damages equal to 10% of the price (i.e. RMB 780 million) of the 100% equity interest of SubjectCo); nor shall Party B’s key managerial personnel and core backbone personnel engage in (including without limitation by way of investment, participation, control by agreement, holding of a managerial position, or otherwise) any business same as or similar to that of SubjectCo which competes or is likely to compete with the metro TV advertising business of SubjectCo within five years or within three years after they resign, and in case such key managerial personnel and core backbone personnel are in breach of the foregoing, to the extent Party B has not taken reasonable curative measures acceptable to Party A, Party B shall be obligated to pay liquidated damages equal to 10% of the price (i.e. RMB 780 million) of the 100% equity interest of SubjectCo.

7.4 Upon consummation of the Transaction, New Culture shall in accordance with relevant requirements of laws and regulations and the provisions of this Agreement amend its articles of association accordingly.

Article 8 Closing

8.1 Closing Date

The date on which the changes registration procedures with the industry and commerce authority are completed in connection with the subject-matter of the Transaction, namely, the 49% interest in New Culture’s being transferred to and registered in the name of Party A shall be the Closing Date. Upon consummation of the Closing of the Subject Asset, Party A shall enjoy and bear all of the rights and obligations attached to its 49% interest in SubjectCo.

8.2 Unless otherwise agreed, once Party B has completed the Closing of the 49% interest of SubjectCo in favor of Party A, Party B shall be deemed to have fulfilled its obligation of giving Party A contractual consideration; and once Party A has paid in cash in accordance with this Agreement, Party A shall be deemed to have fulfilled its obligation of giving Party B contractual consideration.

Article 9 Party B’s Representations and Warranties

9.1 The content of the representations and warranties made by Party B under this Article 9 are true and accurate in all material respects as of both the date hereof and the Closing Date and Party A may rely on such representations and warranties to enter into and perform this Agreement.

9.2 Party B is a lawfully incorporated legal person and has full power and legal rights to enter into and perform this Agreement and the Transaction contemplated herein; and as from the date the conditions to its effectiveness are satisfied, this Agreement shall constitute valid and legally binding obligations of Party B.

9.3 Party B’s entry into and performance of this Agreement and its consummation of the Transaction contemplated herein will not (a) breach any provision of the articles of association or similar constitutional document of SubjectCo, (b) contravene or constitute a default under the term or provision of any binding agreement or document to which Party B or SubjectCo is a party, or (c) violate any laws, regulations or normative documents applicable to Party B.

9.4 Party B represents and warrants as follows to Party A with respect to the Subject Asset:

9.4.1 By the Closing Date (excluded), Subject Equity has been lawfully and actually owned by Party B and Party B is entitled to transfer it to Party A. Except as disclosed, as of Closing Date, Subject Equity is free and clear from any pledge, mortgage or other third party restrictions, nor is there any breach of any laws, regulations, judgments or agreements applicable to the Subject Equity or the provisions of the articles of association of the company.

9.4.2 As of the date hereof, Party B has fully paid up its capital contributions to SubjectCo and does not have any circumstances of untruthful funding or withdrawal of capital or other circumstances affecting the lawful existence of SubjectCo; SubjectCo has lawfully acquired the assets under its name and enjoys complete and valid rights thereto.

9.4.3 As of the Closing Date, the Subject Asset is not involved in any ongoing material suits or arbitrations pertaining to it. Upon Closing of the Subject Asset, if Party A or the Subject Asset suffers actual losses as a result of any suit, arbitration or other legal or administrative proceedings pertaining to the Subject Asset arising out of any reason preceding the Closing Date, and if such losses are not yet appropriately reflected in the Appraisal Report, then Party B shall bear such losses.

9.4.4 If there exists any Encumbrance or defect which has not been disclosed and which as a result of a reason preceding the Closing Date may affect Party A’s enjoyment of complete and full ownership rights to the Subject Equity, or if there exists other circumstances resulting in the diminution or loss in value of the Subject Equity, Party B shall bear sole responsibility to resolve such circumstances and shall indemnify Party A against its resultant losses.

9.4.5 New Culture has in all material respects conducted its business in compliance with all applicable PRC laws and regulations, government approvals and its business licenses; New Culture has not contravened any order, ruling, judgment or award received by it from any PRC court or arbitration commission or from any government or regulatory authority; nor has New Culture received from any PRC court or arbitration commission or from any government or regulatory authority any order, ruling, judgment or award pertaining to the failure by the company to comply with any law or any regulatory requirement; nor has New Culture been subjected to any material administrative punishment by competent PRC authorities; nor are there any pending or threatened administrative review or administrative litigation proceedings

9.4.6 Contingent Liabilities: For the purposes of this Agreement, “Contingent Liabilities” means liabilities suffered by SubjectCo after the Closing Date as a result of a reason preceding the Closing Date ( including without limitation quality claims, suits or arbitrations, administrative punishment, un-declared debts) which have been neither recorded in the statutory books of SubjectCo nor confirmed by the Parties, or, which, if recorded in the financial statements of SubjectCo, have an amount greater than the recorded amount.

9.4.6.1 If, after the Closing Date, SubjectCo suffers Contingent Liabilities, Party B shall bear all indemnification liabilities arising therefrom.

9.4.6.2 In the event SubjectCo suffers Contingent Liabilities, Party A shall cause SubjectCo to notify Party B in writing. If Party B demands to exercise the defense right in the name of SubjectCo, Party A shall cause SubjectCo to provide necessary assistance. Regardless of whether Party B exercises the defense rights or what the defense results are, if SubjectCo suffers Contingent Liabilities and sustains losses, Party B shall fulfill indemnification obligations in accordance with the terms hereof. Upon such indemnification, the right to claim compensation and similar rights as may be enjoyed by SubjectCo as a result of its satisfaction of such Contingent Liabilities shall belong to Party B; if such rights have to be exercised in the name of SubjectCo, Party A shall cause SubjectCo to provide reasonable assistance.

9.4.6.3 Party B shall perform its indemnification liabilities to SubjectCo within 30 days from actual satisfaction by SubjectCo of Contingent Liabilities.

9.4.6.4 Without prejudice to the generality of the provisions on Contingent Liabilities, Party B further solemnly covenants as follows:

(1) SubjectCo has not provided any guarantees to external parties; if upon verification such provision of guarantees is found to be existing, indebtedness arising out of such provision of guarantees to external parties shall be borne by Party B.

(2) All debts, liabilities and obligations actually incurred by SubjectCo after the Closing Date but arising out of financial irregularity or the like preceding the Closing Date (including without limitation voluntary or involuntary (as demanded by a competent tax authority) payment of make-up tax amounts; withholding of personal income taxes; imposition of penalty for a late tax payment; payment of tax penalties) shall be borne by Party B. Party B shall within 30 days from the incurrence by SubjectCo of definitive payment obligations pay, unconditionally, relevant tax amounts in the place of SubjectCo; if SubjectCo has actually incurred any payment liabilities, Party B shall fully indemnify SubjectCo within 10 days.

(4) All debts, liabilities and obligations actually incurred by SubjectCo after the Closing Date but arising out of irregularities in labor and employment, social insurance, housing provident fund contributions and labor disputes preceding the Closing Date (including without limitation employee claims in relation to economic compensation, indemnity, work injury, salary payment, make-up payment of social insurance contributions and housing provident fund contributions; orders from competent authorities demanding make-up payment of social insurance contributions and housing provident fund contributions, late payment penalties, payment of fines, etc.) shall be borne by Party B. Party B shall within 30 days from the incurrence by SubjectCo of definitive payment obligations pay unconditionally relevant amounts in the place of SubjectCo; if SubjectCo has actually incurred any payment liabilities, Party B shall fully indemnify SubjectCo within 10 days.

9.5 Handling of Assets and Operations

9.5.1 For the sake of the smooth completion of the Transaction, Party B undertakes to provide active and full cooperation and assistance in relation to matters with respect to which it is required to cooperate and assist under this Agreement.

9.5.2 Party B warrants and undertakes that it will grant SubjectCo a royalty-free perpetual license to use within the scope of the business of metro TV media advertising any and all trademarks, trade names, patents, software copyrights, business resources and other intangible assets pertaining to the metro TV media advertising business owned in its name or in the name of its controlled enterprises. If, during the use by SubjectCo of the trademarks and trade names owned by Party B, Party B intends to transfer or cancel, or license another party to use, or otherwise affect SubjectCo’s use of, such trademarks or trade names; or will effect an equity transfer or business restructuring or the like that affects SubjectCo’s use of such trademarks or trade names contemplated in this Article 9.5.2, then Party B shall give Party A and SubjectCo a 30-day prior written notice and Party B shall ensure that Party A and SubjectCo may continue to be granted the royalty-free right to use such trademarks and trade names.

9.5.3 Party B warrants and undertakes that it will by the Audit Base Date (excluded) entrust SubjectCo with, under an agreement to be entered into separately, the management of the businesses or assets invested or controlled by Party B (including without limitation investment in, or controlling by contract, the equity of another company) which are the same as or similar to the metro TV media advertising business.

9.5.4 Party B warrants and undertakes that upon expiry of one year from the Performance Covenant Period, SubjectCo shall recover in full the accounts receivable (per the net book value) as of the end of the last year of the Performance Covenant Period. If Party B fails to fulfill its accounts receivable recovering covenant in the foregoing sentence, Party B shall within 15 days from the issuance of the annual audit report of SubjectCo of the year following the expiry of the Performance Covenant Period, pay in cash a sum to make up for the shortfall of the actually recovered amount of the accounts receivable relative to the covenanted recoverable amount of such accounts receivable.

9.6 Handling of Matters Pertaining to Equity Transfer

Party B warrants and undertakes that it will cooperate with Party A and SubjectCo in completing the changes registration procedures with the industry and commerce authority in connection with Party A’s becoming the shareholder owning a 49% interest in SubjectCo by September 15, 2016.

Article 10 Party A’s Representations and Warranties

10.1 The content of the representations and warranties made by Party A under this Article 10 are true and accurate in all material respects as of both the date hereof and the Closing Date and Party B may rely on such representations and warranties to enter into and perform this Agreement.

10.2 Party A is a lawfully incorporated legal person and has full power and legal rights to enter into and perform this Agreement and the Transaction contemplated herein; and as from the date the conditions to its effectiveness are satisfied, this Agreement shall constitute valid and legally binding obligations of Party A.

10.3 Party A’s entry into and performance of this Agreement and its consummation of the Transaction contemplated herein will not (a) breach any provision of the articles of association or similar constitutional document of Party A, (b) contravene or constitute a default under the term or provision of any binding agreement or document to which Party A is a party, or (c) violate any laws, regulations or normative documents applicable to Party A.

10.4 For the sake of the smooth completion of the Transaction, Party A undertakes to provide active and full cooperation and assistance in relation to matters with respect to which it is required to cooperate and assist under this Agreement.

Article 11 Taxes and Fees

11.1 The Parties shall bear their own taxes and fees payable by them under applicable laws and regulations to relevant tax authorities in connection with their entry into and/or performance of this Agreement.

11.2 The Transaction does not change the tax payer status of SubjectCo and SubjectCo shall continue to bear tax payment obligations in accordance with relevant tax regulations. If, as a result of any matter which occurred prior to the Appraisal Base Date and which has not been disclosed SubjectCo incurs any tax payment obligation not previously disclosed in the audit report, Appraisal Report or other legal document of the Transaction, Party B shall be held liable therefor.

11.3 Regardless of whether the Transaction has been consummated, unless otherwise agreed by the Parties, all legal service, audit and appraisal fees and expenses arising out of the Transaction shall be borne by Party A, and all notary fees and all expenses for the changes registration procedures with the industry and commerce authority arising out of the Transaction shall be borne by Party B.

Article 12 Confidentiality

12.1 The Parties agree that from the date hereof to the date of the Transaction becoming legally disclosed upon completion of statutory procedures, the Parties shall bear stringent confidentiality obligations with respect to the following information or documents:

(1) All information obtained by the Parties in relation to this Agreement either before the entry into this Agreement or during the entry into and performance of this Agreement, including without limitation plans, business terms (intentions), negotiation process and contents;

(2) All documents and materials pertaining to the matters under this Agreement, including without limitation any document, material, data, contract and financial report; and

(3) Any other information and document which if disclosed or divulged will result in market rumors, share price fluctuations and other abnormal circumstances.

12.2 Without prior written consent of the other Party, no Party may disclose or divulge in whatsoever manner any such information or document to any third party external to this Agreement. The Parties shall take necessary measures to restrict their respective personnel having access to or knowledge of such information and documents to persons involved in the Transaction and shall require such persons to stringently comply with this Article 12.

12.3 The following circumstances shall not be deemed a non-compliant disclosure or divulging of information or documents:

(1) Disclosure of information and documents disclosed are already known to the public before such disclosure;

(2) disclosures pursuant to mandatory requirements of laws, regulations or normative documents, or the decisions, orders or demands of competent government authorities (e.g. China Securities Regulatory Commission) or Shenzhen Stock Exchange, or the judgments, rulings or awards of a court or arbitration body.

(3) Disclosures to intermediaries before and/or after the appointment of various intermediaries (including independent financial advisors, auditors, appraisers and counsels) for the sake of the entry into and performance of this Agreement.

Article 13 Force Majeure

13.1 If, upon execution of this Agreement, any Party hereto is prevented from performing this Agreement due to the occurrence of any force majeure event, the Party so affected by the force majeure event shall then within ten business days from the occurrence of such force majeure event give a notice to the other Party, which notice shall include a description of the occurrence of the force majeure event and a statement that such event constitutes force majeure. Concurrently, such affected Party shall use its best efforts to take measures to mitigate the losses caused by such force majeure and seek to protect the legitimate rights and interests of the other Party.

13.2 If a force majeure event occurs, the Parties shall consult with each other to decide whether to continue, postpone or suspend the performance of this Agreement. Upon removal of the force majeure event, if the Agreement is still capable of being performed, the Parties shall be obligated to take reasonably feasible measures to perform this Agreement. The Party affected by the force majeure event shall give as promptly as possible a notice on the removal of the force majeure event and the other Party shall confirm the same immediately upon receipt of such notice.

13.3 If a force majeure event occurs and if as a result the Agreement cannot be performed, then this Agreement shall terminate and the Party affected by such force majeure event shall not be held liable for the Agreement being so terminated as a result of such force majeure event. If as a result of the force majeure event this Agreement can only be performed in part or its performance has to be postponed, then the Party affected by such force majeure event shall not be required to assume breach of contract liabilities for such partial non-performance or postponed performance of this Agreement.

Article 14 Breach of Contract Liabilities

14.1 Unless otherwise provided herein, if any Party breaches any of its obligation or its representations, warranties or covenants hereunder and causes losses to the other Party, such Party shall fully indemnify such other Party against all of its losses.

14.2 If, upon execution of this Agreement, this Transaction is terminated or fails due to a subjective cause or intentional act on the part of Party B, then Party B shall within 30 days from receipt of the Transaction termination notice of Party A pay RMB 5 million of liquidated damages to Party A. If Party B breaches relevant warranties or covenants hereunder, or provide false materials to Party A, or has circumstances of falsification in sales or finances, then Party A shall be entitled to unconditionally terminate the Transaction at any time.

If, upon execution of this Agreement, this Transaction is terminated or fails due to a subjective cause or intentional act on the part of Party A, then Party A shall within 30 days from receipt of the confirmation of the termination or failure of the Transaction pay RMB 5 million of liquidated damages to Party B.

14.3 If any Party fails to fulfill any obligation of paying a monetary amount or any obligation that can be quantified into an obligation of paying a monetary amount, then such Party shall pay a late payment penalty for each day of delay at a daily rate of 0.3% up to the date of actual payment.

14.4 The de facto controller of Party B shall assume joint and several liabilities with respect to Party B’s breach of contract liabilities, Party B’s indemnification liabilities arising out of SubjectCo or Contingent Liabilities, make-up payments in relation to the covenanted net profits of SubjectCo, and similar circumstances.

Article 15 Governing Law and Dispute Resolution

15.1 The entry into and performance of this Agreement shall be governed by the laws of the PRC.

15.2 Any dispute arising out of this Agreement shall be resolved by the Parties first through friendly consultations, failing which each Party may submit it to South China International Economic and Trade Arbitration Commission for arbitration in Shenzhen in accordance with its then effective arbitration rules. The arbitration award shall be final and binding upon the Parties.

15.3 Pending the resolution of a dispute, other than the provisions pertaining to such dispute, the validity of the remaining provisions of this Agreement shall not be affected thereby.

Article 16 Effectiveness, Modification and Termination

16.1 This Agreement shall be formed and become effective once it has been executed by the legal representatives (or authorized representatives thereof) of the Parties and affixed with the common seals of the Parties and has been deliberated and adopted by the general shareholders’ meeting of Party A.

16.2 This Agreement shall be formed and enter into force upon satisfaction of conditions precedent enumerated above.

16.3 Unless otherwise provided herein or otherwise required by relevant laws and regulations or competent government authorities, any modification or termination of this Agreement shall be effected by the Parties by a written modification or termination agreement and may become effective only upon completion of the approval procedures (if necessary) required by laws and regulations.

Article 17 Miscellaneous

17.1 If any part of the provisions of this Agreement ceases to be effective or is declared invalid in accordance with law or the provisions hereof, the validity of the remaining provisions of this Agreement shall not be affected.

17.2 Unless otherwise provided herein, without prior written consent of the other Party, no Party hereto may assign in whatsoever manner all or any part of its rights, interests, duties or obligations hereunder.

17.3 Unless otherwise provided by laws or regulations, failure or delay by any Party hereto in exercising any of its rights or powers hereunder shall not constitute a waiver by such Party of such right or power.

17.4 Any notice sent by a Party to the other Party in relation to this Agreement shall be in writing and shall be delivered personally, by fax, by telefax or by post. Such notice shall be deemed given at the time of its delivery at the registered address, if delivered in person; or two days from its transmission, if delivered by fax or telefax; or on the fifth business day from the posting, if delivered by post.

17.5 This Agreement shall be made in eight originals. Each Party shall hold one copy and the remaining originals shall be used either for the purposes of obtaining approval from competent authorities or for the purposes of filing. All originals shall be equally authentic.

17.6 Any matters not addressed hereunder shall be dealt with by the Parties by a supplementary agreement, memorandum, closing confirmation letter or similar written instrument separately entered into by the Parties.

(Remainder of Page Intentionally Left Blank; Signature Page Follows)

(Signature Page to Agreement on Transfer of 49% Interest in Shenzhen VisionChina New Culture Media Co., Ltd.)

Shenzhen Ledman Optoelectronic Co., Ltd. (common seal)

By:	/s/ Li Mantie ( Signature)
Li Mantie

VisionChina Media Group Co., Ltd (common seal)

By:	/s/ Li Limin ( Signature)
Li Limin

Date: August 19, 2016

Annex: Key Management Team and Core Technical Team Personnel List

No.	Name	Position	ID No.
1	Zhu Huaci	GM	310109196707027219
2	Liu Peiquan	VP& South Area GM	32032219730920381X
3	Wang Ren	VP&North Area GM	110104196004033031
4	Ye Changlong	Sales Director	522701198002050031
5	Zhu Yonghan	Sales Director	210103197109121814
6	Chen Xiaoyu	Sales Director	440102197902014842
7	Wang Li	Sales Director	321084198109230088
8	Sun Hong	Sales Director	320113197707135624
9	Ren Xiaoming	Sales Director	320402198503013117
10	Niu Jiqiao	Sales Director	320113197410254024
11	Wu Hui	Sales Director	320106197704051229
12	Yan Xiaoyan	Sales Director	20982198208152025
13	Fu Rong	Senior Sales Mngr	362502198801042842
14	Wang Qi	Senior Sales Mngr	370831790512153
15	Wei Zhenhong	Senior Sales Mngr	452124197806233318
16	Ma Wei	Senior Sales Mngr	21112219851231192X
17	Zhang Jieqiong	Sales Director	13068119860508286X
18	Fang Guojun	Sales Director	15210119751207212X
19	Wang Xiaojing	Sales Director	370682198602281127
20	Wu Shuilin	Sales Director	610322197904121631
21	Zhang Lei	Sales Director	320724198706100039
22	Gou Zhongping	Sales Director	513028197208270036
23	Sun Xiaojing	Sales Director	320582198606027965
24	Yang Dongliang	Sales Director	41052219841002723X
25	Zhang Lei	Senior Sales Mngr	340123199212167291
26	Guo Qiang	Senior Sales Mngr	220104197109011816
27	Gong Dewei	Senior Sales Mngr	230904197501020317
28	Zhang Kaifeng	Senior Sales Mngr	321084198104255016
29	Wang Jianhong	Senior Sales Mngr	321283198708253024
30	Ye Qian	Senior Mngr	320102198210065021